Exhibit 12.1

Hughes Communications, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year ended December 31,					Nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2007
Earnings:
Income (loss) before income taxes and minority interests	$(15,627)	$(399)	$22,292	$(6,986)	$16,804	$5,908	$25,630
Fixed charges	16	33	44	58	53,354	38,576	44,595
Capitalized interest	—	—	—	—	(1,900)	(3,200)	(7,600)

Earnings	$(15,611)	$(366)	$22,336	$(6,928)	$68,258	$41,284	$62,625

Fixed charges:
Interest	$16	$—	$—	$—	$49,691	$35,848	$41,670
Portion of rent expense representative of interest	—	33	44	58	3,663	2,728	2,925

Total fixed charges	$16	$33	$44	$58	$53,354	$38,576	$44,595

Ratio of earnings to fixed charges	Note 1	Note 1	507.6x	Note 1	1.3x	1.1x	1.4x

Deficiency of earnings to fixed charges	$(15,627)	$(399)	$—	$(6,986)	$—	$—	$—

**	Note 1: Ratio not provided due to deficiency in period.